EXHIBIT 12.1
Visteon Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings
Income/(loss) before income taxes, minority interest, discontinued operations and change in accounting and extraordinary item	$(531)	$(285)	$(89)	$(165)	$(540)
Earnings of non-consolidated affiliates	(41)	(47)	(33)	(25)	(45)
Cash dividends received from non-consolidated affiliates	46	71	24	48	42
Fixed charges	236	249	212	185	140
Amortization of capitalized interest, net of interest capitalized	7	6	6	4	1

Earnings	$(283)	$(6)	$120	$47	$(402)

Fixed Charges
Interest and related charges on debt	$215	$226	$190	$158	$109
Portion of rental expense representative of the interest factor	27	27	23	27	31

Fixed charges	$242	$253	$213	$185	$140

Ratios
Ratio of earnings to fixed charges *	N/A	N/A	N/A	N/A	N/A

*	For the years ended December 31, 2008, 2007, 2006, 2005 and 2004 fixed charges exceed earnings by $525 million, $259 million, $93 million, $138 million and $542 million, respectively, resulting in a ratio of less than one.